aB 8/27

SECUF 15025719 ION

SEC
Mail Processing
Section
AUG 27 2015
Washington DC
404

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-37927 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECU Brokerage Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 N. Salisbury Street, 6th Floor
(No. and Street)

| Raleigh | NC | 27603 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Lord (919) 839-5084
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

| 1966 Greenspring Drive, Suite 300 | Timonium | Maryland | 21093 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael J. Lord, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECU Brokerage Services, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M VIRGINIA LEE NOTARY PUBLIC WAKE COUNTY, N.C.

Signature

Chief Financial Officer

Title

Notary Public
M. Virginia Lee

My Commission Expires: 11-20-2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SECU Brokerage Services, Inc.

**Financial Statements and Reports**

**Pursuant to Rule 17a-5**

**Under the Securities Exchange Act of 1934**

**June 30, 2015 and 2014**

# Financial Statements

## SECU Brokerage Services, Inc.

## June 30, 2015 and 2014

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SECU Brokerage Services, Inc.
Raleigh, North Carolina

We have audited the accompanying statement of financial condition of SECU Brokerage Services, Inc. (the Company) as of June 30, 2015 and 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SECU Brokerage Services, Inc. as of June 30, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission; Schedule III, Information for Possession or Control Requirements Under Rule 16c3-3 (Exemption) of the Securities and Exchange Commission), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission; Schedule III, Information for Possession or Control Requirements Under Rule 16c3-3 (Exemption) of the Securities and Exchange Commission), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

**CliftonLarsonAllen LLP**

Baltimore, Maryland
August 25, 2015

**SECU Brokerage Services, Inc.**
**Statements of Financial Condition**
**June 30, 2015 and 2014**

| | 2015 | 2014 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 511,803 | $ 671,757 |
| Restricted deposit with clearing organization | 108,695 | 104,821 |
| Receivable – other | 2 | 12 |
| Prepaid expenses | 145,513 | 118,931 |
| **Total Assets** | $ 766,013 | $ 895,521 |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ 24,782 | $ 18,163 |
| **Total Liabilities** | 24,782 | 18,163 |
| **Stockholder's Equity** | | |
| Common stock, $100 par value, 100,000 shares authorized, 1,000 shares issued and outstanding | 100,000 | 100,000 |
| Additional paid-in capital | 840,000 | 840,000 |
| Accumulated deficit | (198,769) | (62,642) |
| **Total Stockholder's Equity** | 741,231 | 877,358 |
| **Total Liabilities and Stockholder's Equity** | $ 766,013 | $ 895,521 |

*The accompanying notes are an integral part of these financial statements.*

**SECU Brokerage Services, Inc.**
**Statements of Operations**
**Years Ended June 30, 2015 and 2014**

| | 2015 | 2014 |
|---|---|---|
| **Revenues** | | |
| Service fee income | $ 570,000 | $ 480,000 |
| Interest income | 741 | 346 |
| Other income | 20,273 | 20,140 |
| **Total Revenues** | 591,014 | 500,486 |
| **Expenses** | | |
| Account transaction fees | 96,845 | 85,610 |
| Account custodial fees | 69,267 | 50,818 |
| Salary expense | 112,148 | -0- |
| Regulatory and examination expenses | 364,332 | 227,499 |
| Professional fees | 27,700 | 18,600 |
| Liability insurance expense | 21,471 | 18,444 |
| Online system maintenance fees | 24,380 | 23,498 |
| Franchise tax expense | 1,112 | 1,328 |
| Other expenses | 9,886 | 8,716 |
| **Total Expenses** | 727,141 | 434,513 |
| **Net (Loss) Income** | $ (136,127) | $ 65,973 |

*The accompanying notes are an integral part of these financial statements*

**SECU Brokerage Services, Inc.**
**Statements of Changes in Stockholder's Equity**
**Years Ended June 30, 2015 and 2014**

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| **Balance at June 30, 2013** | $ 100,000 | $ 840,000 | $ (128,615) | $ 811,385 |
| Net income | -0- | -0- | 65,973 | 65,973 |
| **Balance at June 30, 2014** | $ 100,000 | $ 840,000 | $ (62,642) | $ 877,358 |
| Net loss | -0- | -0- | (136,127) | (136,127) |
| **Balance at June 30, 2015** | $ 100,000 | $ 840,000 | $ (198,769) | $ 741,231 |

*The accompanying notes are an integral part of these financial statements.*

**SECU Brokerage Services, Inc.**
**Statements of Cash Flows**
**Years Ended June 30, 2015 and 2014**

| | 2015 | 2014 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | $ (136,127) | $ 65,973 |
| **Adjustments to reconcile net loss to net cash used in operating activities:** | | |
| Decrease (increase) in assets: | | |
| Restricted deposit with clearing organization | (3,874) | (626) |
| Receivable – other | 10 | 8 |
| Prepaid expenses | (26,582) | (79,640) |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 6,619 | 5,424 |
| Total adjustments | (23,827) | (74,834) |
| **Net cash and cash equivalents used in operating activities** | (159,954) | (8,861) |
| **Net decrease in cash and cash equivalents** | (159,954) | (8,861) |
| **Cash and cash equivalents, beginning of year** | 671,757 | 680,618 |
| **Cash and cash equivalents, end of year** | $ 511,803 | $ 671,757 |

*The accompanying notes are an integral part of these financial statements*

## NOTE 1: ORGANIZATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Organization*

SECU Brokerage Services, Inc. (Company) is incorporated in the State of North Carolina as a broker/dealer under the Securities and Exchange Act of 1934. The Company is a wholly-owned subsidiary of Credit Union Investment Services, Inc. (Parent). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and is therefore subject to certain regulatory requirements, including maintenance of specified levels of net capital.

Credit Union Investment Services, Inc. is a wholly-owned subsidiary of State Employees' Credit Union, a non-profit, member owned financial cooperative. State Employees' Credit Union is a state chartered, federally insured financial cooperative which was formed in 1937 and serves two million members in North Carolina.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at acquisition, including money market accounts, to be cash equivalents. Certain cash equivalents are restricted and are recognized as a component of restricted deposit with clearing organization on the balance sheets.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at fair value based on current published market prices.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of the current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

The Company records servicing fees when the services are provided and earned based on contractual terms, when amounts are determined and collectability is reasonably assured. Other types of income are considered to be earned in the period received.

The Company is organized as a C corporation in the State of North Carolina and is subject to a franchise tax for the privilege of doing business in this state. The franchise tax rate is $1.50 per $1,000.00 of capital stock, surplus and undivided profits. The minimum franchise tax is $35.00. For the years ended June 30, 2015 and 2014, the Company's franchise tax expenses were $1,112 and $1,328, respectively.

**NOTE 2: RESTRICTED DEPOSIT WITH CLEARING ORGANIZATION**

The Company has deposited cash with Pershing, LLC, a BNY Mellon subsidiary, as security for its transactions with them. As described in the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a minimum of $100,000 in a deposit account for the life of the agreement. Interest is paid monthly on the cash balances at the overnight repurchase agreement rate. The balances at June 30, 2015 and 2014 consist of cash and cash equivalents totaling $108,695 and $104,821, respectively.

**NOTE 3: RELATED PARTY TRANSACTIONS**

Credit Union Investment Services, Inc (Parent) provides brokerage services to the members of State Employees' Credit Union (SECU), which owns a 100% equity interest in the Parent.

The Company has entered into an expense sharing agreement with SECU. Certain costs of operation, including office space and equipment use, are provided to the Company by SECU at no charge. The value of these operational costs provided to the Company by SECU under this agreement is not reflected in these financial statements. The Company has no obligation to reimburse SECU for these costs. Any expenses not identified in the agreement may be paid by SECU or passed on to the Company.

Staff members associated with the Company are employees of SECU. All employee medical benefits, retirement and post retirement plans are funded and managed by SECU. Beginning in 2015, the Company reimburses SECU for salaries and benefits on a full time equivalent basis as outlined in the expense sharing agreement. The number of full time equivalents allocated to the Company will be evaluated on an annual basis by management. The Company paid $112,148 and $0 for these services during the years ended June 30, 2015 and 2014, respectively.

At June 30, 2015 and 2014, the Company owed SECU $0 for expenses paid on its behalf. At June 30, 2015 and 2014, the Company was owed $0 by both the Parent and SECU. During the years ended June 30, 2015 and 2014, the Company incurred expenses totaling $20,920 and $1,850, respectively, which were paid by SECU.

## NOTE 4: PREPAID EXPENSES

The Company has included prepaid insurance and registration fees in prepaid expenses. The balances are amortized over the term of the policy or registration fee.

## NOTE 5: INCOME TAX

Deferred tax assets at June 30, 2015 and 2014 consisted of the following:

| | 2015 | 2014 |
|---|---|---|
| Benefit of net operating loss carryforward for income tax purposes | $ 75,400 | $ 23,700 |
| Allowance for realization of benefit | (75,400) | (23,700) |
| Deferred tax asset recognized | $ -0- | $ -0- |

Management considers whether it is more likely than not that all or some portion of the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is based on consideration of available evidence, including tax planning strategies and other

factors. Because the Company and its related parent have not demonstrated a history of earnings, management has established an allowance for the entire amount of the potential net operating loss benefit. For the years ended June 30, 2015 and 2014, the Company recognized $0 for income tax expense.
Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax provisions that would require adjustments or disclosure in the Financial Statements to comply with the provisions of ASC Topic 740, Accounting for Uncertainty in Income Taxes.

By statute, the tax returns for the consolidated group that includes the Company are subject to U.S. federal or state tax examinations by taxing authorities for all fiscal years ended June 30, 2012 and later.

**NOTE 6: <u>NET CAPITAL REQUIREMENTS</u>**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2015 and 2014, the Company's net capital of $595,718 and $758,427 exceeded the minimum net capital requirement of $50,000 by $545,718 and $708,427, respectively. The Company's ratio of aggregate indebtedness ($24,782 and $18,163, respectively) to net capital was 0.04 to 1 and 0.02 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

There were no reconciling differences between the audited Net Capital and Net Capital computed pursuant to Rule 15c3-1 as reported in the Company's June 30, 2015 and 2014 FOCUS Reports.

## NOTE 7: CONCENTRATIONS

The Company offers brokerage services to the members of SECU through Credit Union Investment Services, Inc., the Parent. The Company's cash deposits are maintained at two financial institutions. Balances on deposit are insured by the National Credit Union Administration (NCUA) up to $250,000. Balances in excess of the NCUA limit are uninsured. Deposits exceeding the insurance limit were $237,008 and $227,651 at June 30, 2015 and 2014, respectively. The total deposits held by these institutions were $511,803 and $671,757 at June 30, 2015 and 2014, respectively.

## NOTE 8: SUBSEQUENT EVENTS

Management evaluated subsequent events through August 25, 2015, the date the financial statements were available to be issued. Events or transactions occurring after June 30, 2015 but prior to August 25, 2015 that provided additional evidence about conditions that existed at June 30, 2015 have been recognized in the financial statements for the year ended June 30, 2015.

## NOTE 9: OFF-BALANCE SHEET RISK

The Company operates as an introducing retail broker/dealer on a fully disclosed basis. The Company does not hold customer funds or securities. A clearing broker/dealer is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to

collect and authenticate funds which are passed through to the clearing broker/dealer and verify that customer transactions are executed properly by the clearing broker/dealer.

## SECU Brokerage Services, Inc.
## Schedule I - Computation of Net Capital
## Under Rule 15c3-1 of the Securities and Exchange Commission
## At June 30, 2015 and 2014

| | | 2015 | 2014 |
|---|---|---|---|
| **Stockholder's equity** | | | |
| Common stock | | $ 100,000 | $ 100,000 |
| Additional paid-in capital | | 840,000 | 840,000 |
| Accumulated deficit | | (198,769) | (62,642) |
| | **Total stockholder's equity** | 741,231 | 877,358 |
| Less: | Non allowable assets: | | |
| | Prepaid expenses | (145,513) | (118,931) |
| | Total | (145,513) | (118,931) |
| **Net Capital** | | $ 595,718 | $ 758,427 |
| **Aggregate indebtedness** | | $ 24,782 | $ 18,163 |
| **Computation of net capital requirements** | | | |
| Minimum net capital requirements: | | | |
| | 6 2/3 percent of net aggregate indebtedness | 1,652 | 1,211 |
| | Minimum dollar net capital required | 50,000 | 50,000 |
| | Net capital required (greater of above) | 50,000 | 50,000 |
| **Excess net capital** | | $ 545,718 | $ 708,427 |
| Percentage of aggregate indebtedness to net capital | | 0.04 : 1 | 0.02 : 1 |

Note: There are no differences between the net capital calculation under SEC Rule 15c3-1 shown above and the June 30, 2015 and 2014 unaudited FOCUS reports Part IIA.

**SECU Brokerage Services, Inc.**
**Schedule II – Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission**

A computation of reserve requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

**SECU Brokerage Services, Inc.**
**Schedule III – Information for Possession or Control Requirements**
**Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission**

Information relating to possession or control requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for an exemption under Rule 15c3-3 (k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

# INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Stockholders
SECU Brokerage Services, Inc.
Raleigh, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by SECU Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating SECU Brokerage Services, Inc. compliance with those requirements. SECU Brokerage Services, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check and tracing it to the subsequent clearing on the bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:
   a. Compared the $186,473 aggregate total of deductions reported on page 2, line 2c of Form SIPC-7 for the year ended June 30, 2015, to SECU Brokerage Services, Inc.'s supporting schedules, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $404,451 and $1,011.35, respectively of the Form SIPC-7, noting no differences.
   b. Recalculated SECU Brokerage Services, Inc.'s supporting schedule's arithmetical accuracy of the $186,473 aggregate deductions report on page 2, line 2c of Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

**CliftonLarsonAllen LLP**

Baltimore, Maryland
August 25, 2015

## SECU BROKERAGE SERVICES INC.
## SCHEDULE OF ASSESSMENTS AND PAYMENTS
### Year Ended June 30, 2015

| | |
|---|---|
| **Total Revenue** | $ 591,014 |
| **Total Deductions** | 186,473 |
| **SIPC Net Operating Revenues** | $ 404,541 |
| **General Assessment @ .0025** | $ 1,011.35 |

**Less Payments Made:**

| Date Paid | SIPC Collection Agent | Interest on Late Payments | Amount |
|---|---|---|---|
| 2/12/2015 | SIPC-6 | $ - | $ 411.18 |
| 7/30/2015 | SIPC-7 | - | 600.17 |
| | | $ - | $ 1,011.35 |

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SECU Brokerage Services, Inc.
Raleigh, North Carolina

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) SECU Brokerage Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, paragraph (k)(2)(ii)(the "exemption provisions") and (2) SECU Brokerage Services, Inc. stated that SECU Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

**CliftonLarsonAllen LLP**

Baltmore, Mayland
August 25, 2015

SECU Brokerage Services

August 11, 2015

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: SEC Rule 17a-5 Exemption Compliance

To Whom It May Concern:

The following information details our exemption compliance with SEC Rule 17a-5 reporting requirements:

- SECU Brokerage Services, Inc. is an introducing broker/ dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker, Pershing, LLC. SECU Brokerage Services, Inc. promptly transmits all customer funds and securities to the clearing broker and claims exemption from Rule 15c3-3 under provisions of paragraph (k)(2)(ii).
- SECU Brokerage Services, Inc. met the above identified exemption provision throughout the most recent fiscal year ended June 30, 2015 with one exception, as noted below.

| Amount | Payable To | Resolution | Date Received | Date Resolved |
|---|---|---|---|---|
| 5,000.00 | SECU Brokerage Services | E-mailed rep to let him know that this was a violation of our policies and procedures to hold the check overnight. We also informed him that he must send the check back to the member as soon as possible, since the check was made payable to SECU Brokerage Services. We informed him all checks must be payable to Pershing. The check was sent back to the member and funds were wired directly to Pershing. | 10-Dec-14 | 15-Dec-14 |

Please contact me if you have any further questions or concerns. Thank you for your assistance.

Sincerely,

Michael J. Lord
Chief Financial Officer

119 N. Salisbury Street, 6th Floor, Raleigh, NC 27603 Post Office Box 26807, Raleigh, NC 27611-6807 800 451-5467 Fax 919 834-5836